Exhibit 4.33

Summary in English of the Conversion of the Debentures issued by Tenedora Ares

The following are the main terms and conditions pursuant to which Arretis, S.A.P.I. de C.V. (“Arretis”), converted 7,000,000 secured debentures, for an aggregate amount of Ps.7,000,000,000.00 (the “Debentures”), into common shares representing 95% of the capital stock of Tenedora Ares, S.A.P.I. de C.V. (“Tenedora Ares”),, which holds 51% of the capital stock of Grupo Cable TV, S.A. de C.V.

ORIGINAL DATE OF ISSUANCE	The Debentures were originally issued by Tenedora Ares on July 31, 2013.

AMOUNT OF ORIGINAL ISSUANCE	The Debentures were issued at a par value of Ps.1,000.00 each, for an aggregate amount of Ps.7,000,000,000.00.

DATE OF CONVERSION	August 13, 2014

CONVERSION

The Debentures were converted by Arretis into common shares representing 95% of the capital stock of Tenedora Ares, through a conversion notice delivered to the common representative of the holders of the Debentures and the Secretary of the Board of Directors of Tenedora Ares.

Upon conversion, the certificates representing the Debentures were canceled and a new certificate representing the common shares was issued by Tenedora Ares.

JURISDICTION	Mexican federal courts sitting in Mexico City.

GOVERNING LAW	The parties submitted to the applicable federal laws of Mexico.